Exhibit 99.27

600- 1199 West Hastings St. Vancouver, BC V6E 3T5 Canada	Tel: 604 683 8193 Fax: 604 683 8194 Toll Free: 1 800 863 8655

PRESS RELEASE
TSX: KGN
NYSE AMEX: KGN

KEEGAN RESOURCES INC.
600 - 1199 West Hastings Street
Vancouver, BC
V6E 3T5

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE
Toronto Stock Exchange: KGN
NYSE Amex: KGN
February 17, 2011

KEEGAN RESOURCES CLOSES $213 MILLION COMMON SHARE OFFERING

Vancouver, British Columbia; February 17, 2011 - Keegan Resources Inc. ("Keegan") - Keegan is pleased to announce the closing of the previously announced bought deal share offering of 28,405,000 common shares, which includes 3,705,000 common shares issued on exercise of the over-allotment option, at an issue price of $7.50 per share for gross proceeds of $213,037,500. The offering was conducted by a syndicate of underwriters led by Canaccord Genuity Corp. and Clarus Securities Inc., and including Dundee Securities Corp., BMO Nesbitt Burns Inc. and CIBC (the "Underwriters").

As part of their compensation, Keegan issued to the Underwriters underwriters' warrants to purchase up to 284,050 common shares of Keegan at the price of $7.50 per share for a period of 24 months after the closing.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For more information please visit Keegan's website at www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.